

May 8, 2014

Via E-mail
David A. Brooks
Chief Operating Officer
Ashford Inc.
14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254

> **Re:** **Ashford Inc.**
> **Registration Statement on Form 10-12(b)**
> **Filed April 7, 2014**
> **File No. 001-36400**

Dear Mr. Brooks:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with a detailed analysis as to why the spin-off meets the valid business purpose test set forth in Staff Legal Bulletin No. 4 (Sept. 16, 1997). We note, for example, that after the spin-off you, Ashford Hospitality Prime, and Ashford Hospitality Trust will have in place a common management team, that you will conduct substantially the same business as prior to the spin-off, and that substantially all of your business will be conducted with Ashford Prime and Ashford Trust. We may have further comment after we review your analysis.

2. Please note that the Form 10 goes effective by lapse of time 30 days after the receipt by the Commission of a certification by the national securities exchange that the security has been approved by the exchange for listing and registration, pursuant to Section 12(d) of the Securities Exchange Act of 1934. Please be aware that you will be subject to the reporting requirements under Section 13(a) of the Exchange Act at such time, even if we

have not cleared our comments. In this regard, we note your disclosure in the information statement, as a condition to the distribution, you state that registration statement on Form 10 shall have "become effective." Please revise your filing and confirm your understanding that the registration statement will be deemed effective by lapse of time 30 days after receipt of the exchange certification. Please note, however, that we will continue to review your filing on Form 10 until all of our comments have been addressed.

3.   Please provide us provide us support for all quantitative and qualitative business and industry data used in the filing. Clearly mark the specific language in the supporting materials that supports each statement. We may have further comment. As an example only, we note your discussion of hotel growth and, more specifically, RevPAR growth within the hospitality industry culled from research conducted by PKF Hospitality Research, LLC and Smith Travel Research. Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Exchange Act Rule 12b-4 and that such material should be returned to the registrant upon completion of the staff review process.

4.   Please also submit all exhibits as promptly as possible. We will review the exhibits and may have further comments after our review.

5.   Please advise us whether you intend to appoint directors prior to effectiveness and whether a majority of your directors will sign a pre-effective amendment of the registration statement. Refer to CDI 104.03 under Exchange Act Forms.

6.   We note a discussion of expected revenues and expenses of this entity (i.e., $38 million of revenue and $28 million of expenses) in your Q4 2013 earnings call. Please tell us the basis for these amounts and explain the differences between these expected amounts and the historical and pro formas amounts disclosed in your filing.

Information Statement Summary

Our Company, page 1

7.   Please supplement your disclosure here and under the Our Duties as Advisor subheading on page 46 to better discuss the specific "external advisory" services that Ashford Inc. intends to provide. In this regard, please detail the responsibilities of Ashford Inc. in its role as advisor in contrast to property management services provided by Remington Lodging under your mutual exclusivity agreement. We may have further comments based on your response.

Our Business Strategy, page 2

8.   Please expand your disclosure here to discuss whether the company has plans to target specific business platforms beyond the hospitality sector.

Our Competitive Strengths, page 3

9.   We note your disclosure throughout this section regarding the percentage return on equity for Ashford Trust. Please tell us how you determined that such information is appropriate and provide us detailed information regarding how each return was calculated. We may have additional comment.

Our History and Relationship with Ashford Prime and Ashford Trust, page 4

10.   We refer to the fee table on page 5 and page 51. Please quantify the base fee and incentive fee that would have been payable to you in 2013 under the advisory agreements had you been a separate company in 2013.

Summary Risk Factors, page 8

11.   We note your summary risk factor at the bottom of page 9 regarding your relationship with Remington Lodging. Please include an additional risk factor in this section to summarize your reliance on Remington, consistent with your disclosure on page 28 of the risk factors section.

12.   Please expand this risk factor to clarify that Remington Lodging may direct investment opportunities away from you.

13.   Please also update this risk factor to clarify that the officers of Remington face competing demands on its time in discharging its duties to you.

14.   Please also include disclosure to reflect, if true, that your mutual exclusivity agreement will not be negotiated at arm's length and discuss the attending risks.

Accounting Treatment of Our Formation Transactions, page 12

15.   Please tell us how you determined the amount of cash ($15 million) that will be contributed by Ashford Trust OP for shares of your common and the number of shares that will be issued as part of the separation once it is determined.

16.   Please tell us how you will account for the transactions costs related to the separation and distribution.

17.   We note adjustments (BB) and (CC) which increase base management revenue based on estimated total enterprise value. Please tell us why you believe this adjustment is factually supportable. Tell us what consideration you gave to including the minimum base fee in the financial statement adjustments with accompanying footnote disclosure regarding the potential amounts when based on your estimates of total enterprise value.

The Separation and Distribution, page 15

18.   We note that you have not yet included disclosure in this section or in your expanded disclosures beginning on page 36 regarding the actual distribution ratio and will continue to monitor future amendments for such disclosure.

Risk Factors, page 20

General

19.   Please note that this section should discuss all material risks. As such, please revise the introductory narrative to remove the qualifying language referring to additional and immaterial risks not discussed in this section.

Risks Related to Our Business

We are subject to substantial regulation…, page 21

20.   Please update your disclosure in your amendment to address all regulations to which your business is subject.

Our Mutual Exclusivity Agreement, page 55

21.   Please expand your disclosure in this section to better discuss and quantify the property management fees, project management fees and development fees generated by Remington. With a view toward improved disclosure, please tell us whether such fees are captured under the "Additional Services" provision under which Ashford Prime and Ashford Trust may reimburse you or whether these fees are solely borne by Ashford Inc. We may have further comments based on your response.

22.   Please also discuss the "development services" aspect of Remington's role in greater detail. For instance, explain whether Remington is responsible for identifying investment opportunities for Ashford Trust or Ashford Prime. If so, please also add summary risk factor disclosure, as appropriate, to highlight the attending risk.

Directors and Executive Officers

Board of Directors

Biographical Information of Director Nominees, page 71

23.   Note that we will continue to monitor future amendments for disclosures required under Item 401(e) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3404 with any other questions.

                                        Sincerely,

                                        /s/ Kristina Aberg

                                        Kristina Aberg
                                        Attorney-Advisor

cc: Muriel C. McFarling
        Andrews Kurth LLP